SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

NIRE 33300346767

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING, HELD ON APRIL 26, 2024

1. DATE, TIME AND LOCATION: Held on April 26, 2024, at 2 pm, Brasília time, in exclusively digital form through the Zoom platform ("Digital Platform"), pursuant to article 124, § 2-A, of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law") and articles 5, §2, item I, and 28, §2 and §3, all of CVM Resolution No. 81, of March 29, 2022 ("CVM Resolution 81"). In addition, pursuant to article 5, §3, of CVM Resolution 81, this meeting ("Meeting") shall be deemed to be held at the headquarters of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras"), located in the city of Rio de Janeiro, in the State of Rio de Janeiro, at Rua da Quitanda, nº 196, Loja A, Centro, CEP 20.091-005.

2. CALL: The call notice was published, pursuant to article 124 of the Brazilian Corporation Law, in the Valor Econômico newspaper, on March 27, 28 and 29, 2024, as indicated below.

3. PUBLICATIONS AND DISCLOSURES: In compliance with article 133 of the Brazilian Corporation Law, a call notice was published in the newspaper "Valor Econômico", in the editions of March 27, 28 and 29, 2024 (pages E5, C14 and E6, respectively). The documents related to the fiscal year ended December 31, 2023, namely, the Company's Financial Statements, the Management Report, the opinion of the independent auditors and the opinion of the Company's Fiscal Council were published in the newspaper "Valor Econômico", in the edition of April 12, 2024 (pages E3 to E5). In addition, all documents related to the matters resolved, as provided for in CVM Resolution 81, were made available to shareholders at the Company's headquarters and on the world wide web on the Company's websites (http://ri.eletrobras.com), CVM (http://cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://b3.com.br).

4. ATTENDANCE: The shareholders who participated through the Digital Platform and those who presented, in accordance with the legislation in force, a valid Remote Voting Ballot ("BVD") were present, which, at the **Annual General Meeting** ("AGM"), represent

73.17% of the Company's voting shares, and, at the **Extraordinary General Meeting** ("EGM"), represent 73.92% of the Company's voting shares. The voting limitations provided for in the Company's Articles of Incorporation were considered in these calculations, as follows: **(i)** by registering the "Shareholders' Attendance Book"; **(ii)** by the attendance record provided by the digital platform made available by the Company, pursuant to CVM Resolution 81; and **(iii)** by the remote voting map prepared based on the valid BVDs received through the custody agent, the bookkeeping agent of the shares issued by the Company and directly by the Company, pursuant to CVM Resolution 81, with, therefore, a quorum for the installation of this Meeting pursuant to article 125 of the Brazilian Corporation Law.

For the purposes of the provisions of article 134, § 1, of the Brazilian Corporation Law, Mr. Marcelo de Siqueira Freitas, Chief Legal Officer; Messrs. Guilherme Valle and Bruno Monteiro, representatives of PriceWaterhouseCoopers (PWC), the Company's independent auditor; and Messrs. Carlos Eduardo Teixeira Taveiros and Ricardo Bertucci, members of the Company's Fiscal Council; in addition to representatives of the Law Firm Tauil & Chequer Advogados associated with Mayer Brown LLP.

5. BOARD: Assumed the chairmanship of the work, pursuant to article 18, § 7, of the Articles of Incorporation, the effective member of the Board of Directors of Eletrobras, Mr. **Daniel Alves Ferreira**, replacing the Chairman of the Board of Directors, Mr. Vicente Falconi Campos, according to Resolution of the Board of Directors of Eletrobras No. 040/2024, of March 25, 2024, having been invited to act as secretary Mr. **Bruno Rieger Salzano**.

6. AGENDA: In accordance with the Call Notice and Management Proposal disclosed for this Meeting, the agenda to be resolved is as follows:

6.1. Matters to be resolved in the AGM:

6.1.1. To take the accounts of the management, examine, discuss and vote on the Management Report and the Complete Annual Financial Statements of the Company for the fiscal year ending December 31, 2023;

6.1.2. To approve the proposal of the Company's management for the allocation of net income for the fiscal year ending December 31, 2023 and the distribution of dividends; and

6.1.3. To set the maximum annual compensation of the management, the external members of the advisory committees to the Board of Directors and the members of the Fiscal Council (if installed) for the 2024 fiscal year.

6.2. Matters to be resolved in EGM:

6.2.1. To approve the proposed amendment to the Stock Option Plan approved at the Company's Extraordinary General Meeting of December 22, 2022;

6.2.2. To approve the proposed amendment to the Restricted Share Plan approved at the Company's Extraordinary General Meeting of December 22, 2022; and

6.2.3. Pursuant to article 53 of the Company's Bylaws and as approved by the shareholders at the Company's Extraordinary General Meeting held on April 17, 2023, to elect the member of the Board of Directors who will replace Mr. Carlos Eduardo Rodrigues Pereira, whose term of office ends at the 2024 Ordinary and Extraordinary General Meeting, and the new member elected to the position in question will remain in the position until the ordinary general meeting to be held in 2025.

7. READING OF DOCUMENTS: The reading of the synthetic voting map consolidating the votes cast through BVDs was unanimously waived, as it was already known to those present, which remained at the disposal of the shareholders, pursuant to §4 of article 48 of CVM Resolution 81, as well as the documents related to the matter to be resolved at this Meeting. Then, the Secretary of the Board asked if any of the shareholders present virtually at the Meeting had submitted a vote through BVD and if they wished to express their vote in person at this Meeting, for the purposes of disregarding remote voting, pursuant to article 48, §5, of CVM Resolution 81. On this occasion, the representative of the office Alves Ferreira & Mesquita Sociedade de Advogados, Mr. José Roberto Silveira Queiroz, empowered to do so, requested that the votes cast remotely by shareholders Franklin Templeton (CNPJ 97.539.485/0001-28) and Stichting Depositary APG (CNPJ 51.482.981/0001-91) be disregarded, so that the votes cast in person would be counted.

8. RESOLUTIONS: After verifying the quorum for the convening of the meeting, the drawing up of these minutes in the form of a summary and their publication was authorized with the omission of the signatures of the shareholders, as provided for in article 130, §§ 1 and 2, of the Brazilian Corporation Law. Subsequently, after examining and discussing the matter indicated on the agenda, the shareholders resolved as follows, according to the consolidated voting map in **Annex I** to these minutes:

8.1. Matters resolved in the AGM:

8.1.1. by majority, approve the management accounts, the Management Report and the Company's Complete Annual Financial Statements for the fiscal year ending December 31, 2023.

8.1.2. by majority, approve the Company's management proposal for the allocation of net income for the fiscal year ending December 31, 2023, in the amount of R$4,549,773,603.56, as follows:

A. R$227,488,680.18 will be allocated to the Legal Reserve, pursuant to article 193 of the Brazilian Corporation Law, an amount corresponding to 5% of the net income for the year;

B. R$1,080,571,230.85 will be distributed to the Company's shareholders as mandatory dividends, pursuant to article 49, §1, of the Articles of Incorporation, corresponding to 25% of the adjusted net income for the fiscal year ended December 31, 2023. In addition, an additional portion of 5% of the adjusted net income will be distributed, as an additional dividend, corresponding to R$216,114,246.17. Thus, the total distribution of dividends proposed corresponds to 30% of the adjusted net income for the fiscal year ended December 31, 2023, totaling R$1,296,685,477.01, including the portion to be attributed to the holders of class "A", class "B" and special class (golden share) preferred shares.

   Dividends will be paid to the Company's shareholders within 60 days from this date, as provided for in §3 of article 205 of the Brazilian Corporation Law, also observing the provisions of §§1 to 5 of article 11 of the Company's Articles of Incorporation. The shares issued by the Company will be traded without the right to the dividends declared herein (*ex-dividends)* as of April 29, 2023, inclusive; and

C. R$3,025,599,446.37, corresponding to 66.50% of the net income for the year, will be allocated to the Statutory Investment Reserve, as provided for in article 50, item II, of the Company's Articles of Incorporation.

In addition to the above, regarding the proposal to retain profits for capital budget purposes, as authorized by article 196 of the Brazilian Corporation Law ("Capital Budget"), the management proposal to retain the accumulated profit of R$373,272,637.61 to the Capital Budget reserve account was also approved.

8.1.3. by majority, approve the maximum annual compensation of the management, the external members of the advisory committees to the Board of Directors and the members of the Fiscal Council for the 2024 fiscal year, in the amount of R$83,174,264.33.

8.1.4. The receipt of a request for the establishment of the Fiscal Council was recorded, which was submitted by shareholders who make up the quorum required for such request, pursuant to article 161, § 2, of the Brazilian Corporation Law, as regulated by article 4 of CVM Resolution No. 70, of March 22, 2022. It is noted that the Board granted to the shareholders present the opportunity to make nominations of candidates for effective and alternate members of the Fiscal Council, in addition to the nominations made previously, without new nominations having been made.

The composition of the Fiscal Council was approved by a majority of four (4) effective members and an equal number of alternate members, pursuant to article 43 of the Company's Articles of Incorporation, with a term of office until the Company's Annual General Meeting to approve the management accounts and financial statements for the fiscal year to be ended on December 31, 2024.

It is recorded that the adoption of a separate voting mechanism was requested for the election of 1 (one) effective member and his/her respective alternate by shareholders holding preferred shares.

During the said election of a member of the Fiscal Council separately, the Board requested a face-to-face and active manifestation of the representatives and preferred shareholders regarding said election, which resulted in the election of the following member, by a majority of the shareholders who participated in the separate vote:

- Mr. **GISOMAR FRANCISCO DE BITTENCOURT MARINHO**, Brazilian, married, economist, bearer of identity card No. 056.245.30-1, issued by IPF/RJ, enrolled with CPF/MF under No. 804.095.557-20, resident and domiciled in Rio de Janeiro, RJ, with business address at Av. Graça Aranha, 26, 20º andar, Centro, Rio de Janeiro - RJ, 20030-000, for the position of member of the Company's Fiscal Council. As his alternate, Mr. **PAULO ROBERTO FRANCESCHI**, Brazilian, married, accountant,

bearer of identity card No. 669.976-6, issued by SSP/PR, enrolled with the CPF/MF under No. 171.891.289-72, resident and domiciled in Curitiba, with business address at Av. Graça Aranha, 26, 20º andar, Centro, Rio de Janeiro - RJ, 20030-000.

Subsequent to the separate election, it was followed by the majority vote for the election of the remaining 3 (three) effective members and respective alternates of the Fiscal Council. During the said general election of a member of the Fiscal Council, the Board requested a face-to-face and active statement from the representatives and ordinary shareholders regarding said election, which resulted in the election of the following member, by a majority:

- Mr. **JOSÉ RAIMUNDO DOS SANTOS**, Brazilian, widower, accountant and lawyer, bearer of identity card No. 81203925-3, issued by Detran/RJ, enrolled with CPF/MF under No. 268.891.377-87, resident and domiciled in Rio de Janeiro, RJ, with business address at Av. Graça Aranha, 26, 20º andar, Centro, Rio de Janeiro - RJ, 20030-000, for the position of member of the Company's Fiscal Council. As his alternate, Mr. **PAULO ROBERTO BELLENTANI BRANDÃO**, Brazilian, married, lawyer, bearer of identity card No. 273180, issued by OAB/SP, enrolled with the CPF/MF under No. 308.840.788-09, resident and domiciled in São Paulo, SP, with business address at Av. Graça Aranha, 26, 20º andar, Centro, Rio de Janeiro - RJ, 20030-000.
- Mr. **CARLOS EDUARDO TEIXEIRA TAVEIROS**, Brazilian, married, electrical engineer and lawyer, bearer of identity card No. 8500874-6, issued by SSP/SP, enrolled with CPF/MF under No. 063.410.028-90, resident and domiciled in São Paulo, SP, with business address at Av. Graça Aranha, 26, 20º andar, Centro, Rio de Janeiro - RJ, 20030-0000, for the position of member of the Company's Fiscal Council. As his alternate, Ms. **ROCHANA GROSSI FREIRE**, Brazilian, married under partial community property regime, economist, bearer of identity card No. 3458690, issued by SSP/DF, enrolled with the CPF/MF under No. 946.505.600-63, resident and domiciled in Brasília, FD, with business address at Av. Graça Aranha, 26, 20º andar, Centro, Rio de Janeiro - RJ, 20030-000.

- Mr. **RICARDO BERTUCCI**, Brazilian, married, accountant, bearer of identity card No. 424.096, issued by SESP/RO, enrolled with the CPF under No. 003.673.579-50, with business address at Av. Graça Aranha, 26, 20º andar, Centro, Rio de Janeiro - RJ, 20030-000, for the position of member of the Fiscal Council of the Company. As his alternate, Mr. **MOACIR GIBUR**, Brazilian, married, accountant, bearer of identity card No. 4222236-4, issued by SSP/Paraná, enrolled with the

CPF under No. 574.558.569-20, with business address at Av. Graça Aranha, 26, 20º andar, Centro, Rio de Janeiro - RJ, 20030-000.

It is also noted that the People Committee analyzed, from the perspective of the legal requirements for investiture, and favorably opined the eligibility of all candidates to the Fiscal Council elected herein.

8.2. Matters resolved in EGM:

8.2.1. by majority, approve the proposal to amend the Stock Option-Based Compensation Plan approved at the Company's Extraordinary General Meeting of December 22, 2022;

8.2.2. by majority, approve the proposal to amend the Restricted Stock-Based Compensation Plan approved at the Company's Extraordinary General Meeting of December 22, 2022.

8.2.3. by majority, approve the election of Ms. **ANA SILVIA MATTE**, Brazilian, married, lawyer, bearer of identity card No. 10.355.696-5, issued by DETRAN/RJ, enrolled with the CPF under No. 263.636.150-20, with business address at Av. Graça Aranha, 26, 20º andar, Centro, Rio de Janeiro - RJ, 20030-000, for the position of member of the Board of Directors of Eletrobras, with a term of office until the holding of the Company's Annual General Meeting to approve the management accounts and financial statements for the fiscal year to be ended on December 31, 2024, replacing Mr. Carlos Eduardo Rodrigues Pereira, whose term of office ends on this date, pursuant to article 53 of Eletrobras' Articles of Incorporation.

It is noted that **(i)** the board gave the present shareholders the opportunity to nominate candidates for membership of the Board of Directors, in addition to the management nomination, and without any new nominations having been made; and **(ii)** the board asked the representatives and ordinary shareholders to express their views on the election in person and actively.

9. RECORDS:

9.1. Note the written explanation of vote submitted by the representative of the shareholder Federal Government, which is attached to these Minutes as Annex II.

9.2. Note the statement presented by the representative of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, which is attached to these

Minutes as Annex III.

9.3. Note the protests presented by the shareholders Federal Government and Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, regarding the composition of the group of shareholders of the Federal Government for the purpose of the consequent application of the voting limitation rule provided for in the Company's Articles of Incorporation, under the terms that are reflected in the aforementioned statement presented by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, which was corroborated by the shareholder Federal Government.

10. CLOSING: There being no further business to discuss, the General Meeting was declared closed, from which these minutes were drawn up, in the form of a summary and disclosed with the omission of signatures, subject to the provisions of Article 130, § 1 and § 2, of the Brazilian Corporation Law, which was made available to all shareholders who requested their copy by email and was signed by the members of the Board, and the shareholders who participated in this Meeting through the electronic system made available by the Company were registered by the members of the Board and are considered signatories of said minutes, pursuant to Article 47, § 1, of CVM Resolution 81.

Shareholders Present at the AGM:

ADR

Representative: Bruna Dias (CPF: 466.905.468-61)

Representative of: Citibank N.A.

ALFM

Representative: José Roberto Silveira Queiroz (CPF: 000.002.355-71) **Representative of:** Amundi ETF Icav - Amundi Prime All Country World Ucits ETF; Amundi Funds; Amundi Index Solutions; Best Investment Corporation; BNP Paribas Easy Msci Emerging Esg Filtered Min TE; BNP Paribas Funds Brazil Equity; BNP Paribas Funds Latin America Equity; Carmignac Emergents; Carmignac Portfolio - Emergents; Carmignac Portfolio - Emerging Patrimoine; Edr Fund; Fidelity Funds Sicav; FP Carmignac Emerging Markets; Franklin Templeton Investment Funds; Jpmorgan Funds; Kopernik Global All-cap Equity Fund (A Sub-fund Hereby Repre; Lcl Actions Emergents; MG Funds 1 Blackrock Emerging Markets Equity Fund; Stichting Depositary Apg Eme Multi Client Pool; Witan Investment Trust Plc - Gqg; and World Equities

ALFM 2

Representative: José Roberto Silveira Queiroz (CPF: 000.002.355-71) **Representative of:** Banclass Fundo de Investimento em Ações; Fundo de Investimento

de Ações Dinamica Energia; and Geracao Futuro L.Par Fundo de Investimento em Ações.

BNDES

Representative: Thiago Tadeu Silva da Costa (CPF: 058.845.837-61) **Representative of:** Banco Nac de Desn Eco e Social - BNDES; and BNDES Participações S/A Bndespar

BRAM

Representatives: Barbara Orlinda Ferreira Silva (CPF: 004.487.454-09); and Mayara Cristina(CPF:449.769.438-01)

Representative of: Agora Esmeralda Fundo de Investimento Multimercado; Brad Migração Fundo Mútuo de Privatização - FGTS Eletrobras; Bradesco FF Índice Ativo Fundo de Investimento em Ações; Bradesco FI Multimercado Long Short; Bradesco FIA Dividendos; Bradesco FIA Ibovespa Plus; Bradesco FIA IBrX Multipatrocinado; Bradesco FIA Institucional IBrX Ativo; Bradesco FIA Master Dividendos; Bradesco FIA Master Ibovespa; Bradesco FIA Master IBrX; Bradesco FIA Master Previdência; Bradesco FIA Smart Allocation; Bradesco FIA Sustentabilidade Empresarial; Bradesco FIM Fundacao Amazonas Sustentavel - Fas; Bradesco FIM Long and Short; Bradesco FIM Long Biased; Bradesco Fundo de Investimento em Ações Master Long Biased; Bradesco Fundo de Investimento em Ações Master Long Only; Bradesco Fundo de Investimento em Ações Master Previdência I; Bradesco Fundo de Investimento em Ações Salubre; Bradesco Fundo de Investimento em Ações Zinco; Bradesco Fundo de Investimento Renda Fixa - 1865; Bradesco Fundo Mútuo de Privatização FGTS CL; Bradesco H FI em Ações Ibovespa; Bradesco H FIA Sri; Bradesco MB Fpm EY FC de FI Multimercado Crédito Privado IE; Bradesco Multiportfolio FMP - FGTS CL; Bradesco Private FIA Ibovespa Alavancado; Bradesco Private FIA Ibovespa Ativo; Bradesco Saude S/A; Bradesco Vida e Previdência S/A; Bradseg Participações S.A; Bram FIA Ibovespa Ativo; Bram FIA IBrX Ativo; Bram FIA Institucional; Bram FIA Long Only; Bram FIM Ajax; Bram Fundo de Investimento em Ações; Bram Fundo de Investimento em Ações Ibovespa; Bram Fundo de Investimento em Ações Ibrx-50; Bram Fundo de Investimento em Ações Sustentabilidade Empresa; Bram Fundo de Investimento Multimercado Equity Hedge; Bram H FI em Ações Ibovespa Gestao; Bram H FI em Ações Passivo IBrX; Bram H FIA Dividendos; Bram H FIA Institucional; ETF Bradesco Ibovespa Fundo de Índice; FI em Ações Aruba; FIM Crédito Privado IE - 2431; Fundo de Investimento em Ações Ibovespa 157; and Fundo de Investimento em Ações Master Previdência Esg

Bruno Rosa Rodrigues (CPF: 052.765.737-94)

JGP Gestão de Recursos

Representative: Luis Gustavo Lima Mussili (CPF: 120.970.597-40)

Representative of: Fcopel Fundo de Investimento em Ações I; FIM Santa Cristina IECrédito Privado; JGP B Previdência Fife Master FI Multimercado; JGP B Previdência Fife Master Fundo de Investimento em Ações; JGP Brasilprev Fife Esg 100 Previdencirio Fundo de Investime; JGP Brasilprev Fife Multimercado Previdenciario Fundo de Inv; JGP Compounders Master FIA IE; JGP Equity Master FIA; JGP Equity Master FIM; JGP Esg Institucional Master Fundo de Investimento em Ações; JGP Esg Master FIA; JGP Esg Previdenciario Master FIA IS; JGP Esg Previdenciario XP Master FIA; JGP Long Only Institucional FIA; JGP Long Only Master Fundo de Investimento em Ações; JGP Master Previdenciario Fundo de Investimento Multimercado; JGP Multimercado Previdenciario Advisory XP Seguros FI; JGP Multimercado Previdenciario Icatu Fundo de Investimento; JGP Multimercado Previdenciario Itaú Master FI; JGP Previdenciario Itaú Master Fundo de Investimento em Acoe; JGP Previdenciario Red FIM; and Mosteiro Fundo de Investimento em Ações Investimento no Ext

PREVI

Representatives: Marcos Paulo Felix da Silva (CPF: 175.526.448-85); and Mateus Assis Nascimento(CPF:105.904.057-30)

Representative of: BB BR 860 Fundo de Investimento Renda Fixa; BB BR 861 Fundo de Investimento Renda Fixa; Caixa de Previd.dos Func.do Banco do Brasil; Plano de Beneficios 1; Plano de Beneficios 2; and Plano Setorial Previ Familia

Federal Government

Representative: Ivo Timbó (CPF: 619.235.243-72)

Representative of: Ministry of Finance

BVD Direto

: XP Investor Ibovespa Ativo Master FIA; Bahia AM Familia Previdência Fundo de Investimento em Ações; BB 3F Fundo de Investimento Multimercado Crédito Privado LP; BB Ações Alocacao FIA; BB Ações Eletrobras Fundo de Investimento; BB Ações Energia FIA; BB Ações Governanca FI; BB Adelino FI Multimercado Crédito Privado LP; BB Afam Capital II FI Multi Crédito Privado Longo Prazo; BB B5c FI Multimercado Cred Privado Longo Prazo; BB Bnc Ações Nossa Caixa Nosso Clube de Investimento; BB BR 909 Fundo de Investimento Renda Fixa; BB BR 910 Fundo de Investimento Renda Fixa; BB Cap Ações Fundo de Investimento; BB Cap Ibovespa Indexado FIA; BB Eco Gold Fundo de Investimento em Ações; BB ETF Ibovespa Fundo de Índice; BB ETF Ndice Diversidade B3 Investimento Sustentvel Fundo de; BB Fundo Mútuo de Privatização - FGTS Eletrobras; BB Fundo Mútuo de Privatização - FGTS Eletrobras - Migração; BB Jaqg Fundo de Investiomento MM Crédito Privado LP; BB Mar Azul Ações Fundo de Investimento; BB Ondina II Ações FI - BDR Nível I; BB Piryus Multimercado Fundo de Investimento em Cotas

de Fun; BB Previdência Ações IBrX Fundo de Investimento; BB Terra do Sol Fundo de Investimento MM Crédito Privado; BB Top Ações Dividendos FIA; BB Top Ações Dual Strategy FI; BB Top Ações Ibovespa Ativo FI; BB Top Ações Ibovespa Indexado FI; BB Top Ações Índice de Sust Emp FI em Ações; BB Top Ações Infraestrutura FIA; BB Top Ações Smart Grafico Fundo de Investimento em Ações; BB Top Ações Total Return FI; Bogari Value A Previdenciario FIA Fife; Bogari Value Icatu Prev Fundo de Investimento Multimercado F; Bogari Value Master FIA; Bogari Value Master II Fundo de Investimento de Ações; Bogari Value Master Institucional BR Fundo de Investimento D; Bogari Value P Fife Previdenciario FIA; Bogari Value Q Fundo de Investimento em Ações Previdenciario; Brasil Western Asset FIA; Brasilprev Top A Fundo de Inv de Ações; Brasilprev Top Ações Dividendos FI; Brasilprev Top Multimercado ME Fundo de Investimento CP; Brasilprev Top Return Fundo de Investimento em Ações; Canadian Eagle Portfolio LLC. (rv); Citiprevi Titanium FI em Ações; Clube de Inv dos Emp Cia Siderurgica Tubarao; Constellation 100 Prev FIM Fife; Constellation 70 Previdência Fip Multimercado; Constellation BP 100 Prev FIA Fife; Constellation Bradesco 100 Fife Fundo de Investimento em AC; Constellation Cambara Fundo de Investimento em Ações; Constellation Compounders Esg Master FIA; Constellation Familia Previdência Fundo de Investimento em A; Constellation Icatu 70 Prev FIM; Constellation Master Fundo de Investimento de Ações; Constellation Qualificado Master Fundo de Investimento de AC; Constellation Sulamerica Prev Fundo de Investimento Multimer; FIA Paraty; FIA Pipa; FP Fof Oceana Selection Fundo de Investimento em Cotas de FU; FP Neo Total Return Fundo de Investimento em Ações; FP XP Total Return Fundo de Investimento em Ações; Fundo de Investimento em Ações Rva Emb III; Gerdau Previdência FIA 07; Gerdau Previdência Fundo de Investimento em Ações 04; Global Macro Strategy Fundo de Investimento Multimercado - C; Iaja Sam Ações Fundo de Investimento; Icatu Seg Apos IBrX Ativo Ações FI; Itaú Navi Long Short Previdência FIM; IU Western Asset Corporate RV 25 FI Multimercado; Leblon Itaú Prev Fife FIA; Metlife Fundo de Investimento em Ações; Multiprev IBrX Ativo FIA; Navi A Previdência Fundo de Investimento em Ações Master; Navi Cruise Master Fundo de Investimento em Ações; Navi Fender Master Fundo de Investimento em Ações; Navi Institucional Master Fundo de Investimento em Ações; Navi Long Biased Master Fundo de Investimento Multimercado; Navi Long Short Master Fundo de Investimento Multimercado; Navi Long Short XP Seguros Previdência FIM; Neo Navitas Itaú Prev Master FIA; Neo Navitas Master FIA; Neo Navitas Prev Master XP Seguros FIA; Nucleos III Occam Fundo de Investimento em Ações; Oceana 03 Master FIM; Oceana Equity Hedge I Master FI Fin de Ações Resp LTDA; Oceana Indian FIA; Oceana Litoral Fundo de Investimento em Ações; Oceana Long Biased Advisory Prev Master Fundo de Investiment; Oceana Long Biased B Previdência Fife FIM; Oceana Long Biased Master FIM; Oceana Long Biased Prev Fundo de Investimento Multimercado; Oceana Long Biased Prev II Fundo de Investimento Multimercad; Oceana Long Biased_master FIA; Oceana Prev Master Fife Fundo de Investimento Mult; Oceana Qp8

Fundo de Investimento em Ações; Oceana Selection e Master Fundo de Investimento em Aes; Oceana Selection Master Fundo de Investimento de Ações; Oceana Selection Prev Master FIA; Oceana Serra da Capivara FIA; Oceana Valor Advisory Prev Fife FIA; Oceana Valor II Master Fundo de Investimento em Ações; Oceana Valor Master FIA; Oceana Valor Prev II Fife Fundo de Investimento em Ações; Olimpio FIA IE; Plano de Aposentadoria do Banco Honda; Plano de Aposentadoria Previhonda; Rodrigo Monte Rocha; Santander Ethical Ações Sustentabilidade FI; Santander FDO de Inv Prev Selecao Top Ações; Santander FDO de Inv.Institucional Ações; Santander FI Ações Prev; Santander FI Ibovespa Passivo Ações; Santander FI IBrX Ações; Santander FI Star Long Short Multimercado; Santander FI Valor Ações; Santander Fundo Mútuo de Privatização - FGTS Carteira Livre; Santander Fundo Mútuo de Privatização - FGTS Eletrobras; Santander Prev Ethical Ações Sustentabilidade FI; Santander Prev Multimercado Selecao Long Biased FI; Santander Selecao Long Biased Multimercado FI; Santander Star Long Short Direcional Multimercado FI; Shelf 539 Fic FIM CP IE; Shelf 619 Fic FIM CP IE; Shelf 824 Fic FIM CP IE; Silvio Tini de Araujo; Spx Apache Master FIA; Spx Falcon Institucional Master FI Multimercado; Spx Falcon Master FIA; Spx Hornet Equity Hedge Master FIM; Spx Lancer Plus Previdenciario FIM; Spx Lancer Previdenciario FIM; Spx Long Bias Previdenciario Master Fundo de Investimento MU; Spx Nimitz Master FIM; Spx Patriot Master FIA; Spx Raptor Master FI Ext MM CP; Tijuca Fundo de Investimento em Ações; Trend ETF Ibovespa Fundo de Índice; Trend Ibovespa FIA; Trend Ibovespa Master Prev Fundo de Investimento em Ações; Trend Momentum Brasil FIA; Western Asset Dividend Yield FIA; Western Asset Ibovespa Ativo FIA; Western Asset Long & Short FIM; Western Asset Prev IBrX Alpha Master Ações Fundo de Investim; Western Asset Prev IBrX Ativo Ações FI; Western Asset Sustentabilidade Empresarial FIA; Western Asset Valuation FIA; XP Dividendos Fundo de Investimento de Ações; XP Familia Previdência Fundo de Investimento em Ações; XP Flechas FIA; XP Investor 30 Master Fundo de Investimento de Ações; XP Investor Equity Hedge Master FIM; XP Investor Fundo de Investimento de Ações; XP Investor Long Biased FIM; XP Long Biased Advisory XP Seguros P Master FIM IQ; XP Long Term Equity Master Fundo de Investimento em Ações; and XP Macro Plus Fundo de Investimento Multimercado

BVD Escriturador

3G Radar Master FIA; AB Fcp II - Emerging Markets Value Portfolio; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abs Direct Equity Fund LLC; Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast Prudential Growth Allocation Por; Aegon Custody BV; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Alliance Trust Plc; American Century ETF Trust - Avantis Emerging Mark; American Century ETF Trust - Avantis Emerging Mark; American Century ETF Trust - Avantis Emerging Mark; American Century ETF Trust-avantis Responsible Eme; American Heart Association, Inc.; Aqr Ucits Funds; Arga Emerging Markets EX China Fund, A Series

of A; Argucia Endowment Fundo de Inv Multimercado; Argucia Income Fundo de Investimento em Ações; Arizona Psprs Trust; Ataulfo LLC; Auscoal Superannuation Pty Ltd as Trustee for M S F; Australiansuper Pty Ltd as Trustee for Australiasuper; Avadis Fund-Aktien Emerging Markets Index; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Aware Super Pty Ltd; Axa Investment Managers Schweiz AG ON Behalf of AX; Barclays Multi-manager Fund Public Limited Company; Barthe Holdings LLC; Baylor College of Medicine; Bbh Gqg Partners Emerging Markets Equity Master FU; Bimcor Global Equity Pooled Fund; BK of Ber (gue) Lmt as TR Scho Int DV Mkt FD; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Msci Acwi EX Usa Diversified Factor Mix Fund; Blk Magi Fund; Bmo Msci Emerging Markets Index ETF; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; Bpi Brasil, Fundo de Investimento Aberto Flexivel; Bridgewater Active Sustainable Equities, LP; Bridgewater Implementation Fund Iv, LLC; Bridgewater Pure Alpha Euro Fund, Ltd.; Bridgewater Pure Alpha Sterling Fund, Ltd.; Bridgewater Pure Alpha Trading Company Ii, Ltd.; Bridgewater Pure Alpha Trading Company Ltd.; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; BW Dmo Fund, Ltd.; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Cambria Global Value ETF; Canada Pension Plan Investment Board; Caresuper; Cathay United Bank, IN Its Capacity as Master Coeib Fund; Ccl Q Emerging Markets Equity Fund; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Ltd A T Vang Fds S - Vanguard Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Clearbridge Rare Infrastructure Income Fund - Unhedged; College Retirement Equities Fund; Colonial First State Investment Fund 50; Colonial First State Wholesale Indexed Global Shar; Commingled Pension Trust Fund (emerging Markets Equity Index; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Global Share Fund 16; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Custody Bank of Japan, Ltd. Stb

Brazil Stock M. F.; Desjardins RI Emerging Markets - Low Co2 Index ETF; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Diversified Real Asset Cit; Dodge Cox Emerging Markets Stock Fund; Duke Power CO Employee Retirement Plan; Dws Emerging Markets Equity Fund as Series of Deutsche Dws; Dws Latin America Equity Fund; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; em Brazil Trading LLC; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Completion Fund, L.P.; Emerging Markets Equity Fund; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Employees Ret System of the State of Hawaii; Employees Retirement System of Georgia; EQ/Emerging Markets Equity Plus Portfolio; Eurizon Capital S.A.; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Ewp PA Fund, Ltd.; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Global Ex-u.S. Equity Index Institutional; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Florida Retirement System Trust Fund; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; FP Russel Inv Icvc - FP Russel Inv Int Growth Assets Fund; Franklin Clearbridge Sustainable Global Infrastructure Incom; Franklin Libertyqt Emerging Markets Index ETF; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Franklin Templeton Funds - Ftf Clearbridge Global; Franklin Templeton Sinoam Global Infrastructure Fund; Future Fund Board of Guardians; Gam Investment Management (switzerland) AG F Z I I-z A e M P; General Organisation for Social Insurance; George Lucas Family Foundation; Global All Cap Alpha Tilts Fund; Global X Renewable Energy Producers Ucits ETF; Global X Yieldco Renewable Energy Income ETF; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman Sachs Bloomberg; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Government Employees Superannuation Board; Government of Singapore; Gqg Partners Emerging Market Equity Fund - Gqg Global Ucits; Gqg Partners Emerging Markets Equity Fund; Gqg Partners Emerging Markets Equity Fund (australia); Gqg Partners Emerging Markets Equity Fund-gqg Partners S LLC; Guidemark Emerging Markets Fund; H.e.S.T. Australia Limited; Hand Composite Employee Benefit Trust; HC Capital Trust the Emerging Markets Portfolio; Hospital Authrority Provident Fund Scheme; Ibm 401 (k) Plus Plan; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; Infrad Master Fundo de Investimento em Ações; International Equities Passive B Unit Trust; International Expatriate Benefit Master Trust; International Monetary Fund; Interventure Equity Investments Limited; Invesco Investment Management Ltd, Acting as Manag; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Markets III Plc - Invesco Ftse Rafi All-world 3000 U; Invesco Msci Emerging Markets

Esg Universal Screen; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Utilities ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares Latin America 40 ETF; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; Jnl Emerging Markets Index Fund; Jnl/Gqg Emerging Markets Equity Fund; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; Jpmorgan Betabuilders Emerging Markets Equity ETF; Jpmorgan Diversified Return Emerging Markets Equity ETF; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds Latin America Equity Fund; Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Investin Pro, Velliv Emerging MA; Kapitalforeningen Ld, Smart Beta-mandat; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Kayne Anderson Renewable Infrastructure Fund; Kayne Anderson Renewable Infrastructure Partners,; Kolumban II - Aktien Welt; Kopernik Global All Cap Fund; Kopernik Global All-cap Master Fund, LP; Kopernik Global Collective Investment Trust; Kopernik Global Unconstrained Master Fund, LP; Kopernik International Fund; Lazard Emerging Markets Core Equity Portfolio; Lazard Emerging Markets Core Equity Trust; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master FIA; Leblon Ações II Master FIA; Leblon Equities Institucional I Fundo de Investimento de Aco; Leblon Icatu Previdência FIM; Leblon Prev FIM Fife; Legal & General Collective Investment Trust; Legal & General Future World Esg Emerging Markets; Legal & General Global Emerging Markets Index Fund; Legal & General Global Equity Index Fund; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legal General Ccf; Legal General Scientific Beta Emerging Markets Fund, LLC; Legal General U. ETF P. Limited Company; Legg Mason Global Funds Plc; LF Wales PP Emerging Markets Equity Fund; LF Wales PP Global Opportunities Equity Fund; Lgiasuper Trustee; Lockheed Martin Corp Defined Contribution Plans Master Trust; Lockheed Martin Corp Master Retirement Trust; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Global Environmental Equity Master Fund; Mackenzie Greenchip Global Environmental All Cap F; Mackenzie Greenchip Global Environmental Equity FU; Mackenzie Greenchip Global Environmental Fund; Mackenzie Greenchip Global Equity Pool; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Maliko Investments LLC; Managed Pension Funds Limited; Manuka Investments LLC; Mbb Public Markets I LLC; Mcic Vermont (A Reciprocal Risk Retention Group); Mercer Private Wealth International Focused Equity

Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Metis Equity Trust; Mfs Development Funds, LLC; MG (lux) Investment Funds 1; MG Global e. M. Fund A Sub Fund of MG I. F. (7); Ministry of Economy and Finance; Mobius Life Limited; Momentum Global Funds; Montlake Ucits Platform Icav - Kayne Anderson Rene; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Nat West BK Plc as TR of ST James PL GL Emer Mkts Unit Fund; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Employment Savings Trust; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York State Common Retirement Fund; New York State Teachers Retirement System; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets EX Chin; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Nuclear Liabilities Fund Limited; Nuveen/Sei Trust Company Investment Trust; Oaktree (lux.) Funds - Oaktree Emerging Markets Equity Fund; Oaktree Emerging Markets Equity Fund; Oaktree Emerging Markets Equity Holdings,l.P; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Ontario Teachers Pension Plan Board; Pacer Emerging Markets Cash Cows 100 ETF; Pacific Gas A EL Comp NU F Q Cpuc Dec Master Trust; Pacific Select Fund - PD Emerging Markets Portfolio; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Pensiondanmark Pensionsforsikringsaktieselskab; People S Bank of China; Pfa Pension Forsikringsaktieselskab; Pfm Multi-manager Series Trust - Pfm Multi-manager; Philadelphia Gas Works Pension Plan; Pool Reinsurance Company Limited; Prime Super; Principal Diversified Select Real Asset Fund; Principal Funds, Inc - Diversified Real Asset Fund; Providence Health and Services and Swedish Health S M R T; Providence Health Services Cash Balance Retirement PL Trus; Providence ST. Joseph Health Long Term Portfolio; Prudential Assurance Company Singapore (pte) Ltd; Prudential Investment Portfolios 2 - Pgim Qma e. M. e. Fund; Prudential Retirem Insurance and Annuity Comp; Prudential Trust Company; Prudential World Fund Inc. - Pgim Qma I. e. Fund; Pub Institutional Fund Umbrella-pub Equities Emer Markets 1; Pub Institutional Fund Umbrella-pub Equities Emer Markets 2; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Employees' Long-term Care Fund; Public Sector Pension Investment Board; Qsuper; Rare Emerging Markets Fund; Rare Global Infrastructure Value Fund; Rare Infrastructure Income Fund; Rare Infrastructure Value Fund - Hedged; Rare Infrastructure Value Fund - Unhedged; Raytheon Technologies C. M. R. Trust; Rbc Emerging Markets Dividend Fund; Rbc Emerging Markets Ex-china Dividend Fund; Rbc Emerging Markets Value Equity Fund; Rbc Funds (lux) - Emerging Markets Value Equity

Fund; Regime de Retraite DU Personnel Des Cpe ET Des Garder Pcdq; Reliance Trust Institutional Retirement Trust Series Twelve; Retail Employees S Pty. Limited; Robeco Capital Growth Funds; Robusta Emerging Markets Equity Fund; Russel Emerging Markets Equity Pool; Russell Global Opportunities Fund; Russell Institutional Funds, LLC - Rem Equity Plus Fund; Russell Institutional Funds, LLC - Russell Multi-asset Core; Russell Investment Company Emerging Markets Fund; Russell Investment Company Multi-asset Growth Strategy Fund; Russell Investment Company Public Limited Company; Russell Investment Company Russell Multi-strategy Income F; Russell Investment Company Russell Tax-managed International; Russell Investment Company V Public Limited Company; Russell Investment Management Ltd as Trustee of the Russell; Russell Investment Management Ltd.as T of the R M-a F e Fund; Russell Investments Global Shares Index Fund; Russell Investments Sustainable Global Shares EX F; Russell Investments Yield Opportunities Pool; Russell Tax Effective Global Shares Fund; Russell TR Company Commingled e. B. F. T. R. L. D. I. S.; Rutgers, the State University; Ryo Long Biased Master Fundo de Investimento Multimercado; Ryo Selection Institucional Master FIA; Ryo Selection Master Fundo de Investimento em Ações; Sanford C.Bernstein Fund, Inc.; Santander Sicav; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schroder Emerging Market Equity Fund; Schroder Emerging Markets Fund (canada); Schroder Global Emerging Markets Fund; Schroder Global Emerging Markets Fund (australia); Schroder Intl Selection F - Latin American; Schroder Intl Selection Fd-emerging Mkts; Schroder Latin American Emerging Markets Fund; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerging Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scotia Emerging Markets Equity Index Tracker ETF; Scottish Widows Investment Solutions Funds Icvc-Fundamental; Scottish Widows Limited; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Sei Inst Int Trust em Mkts Equity Fund; Shell Foundation; Southern Cal ED C N F Q C DC MT S ON P VD N G; Sparta Fundo de Investimento em Ações - BDR Nível I; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Employee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; Ssga Spdr Etfs Europe II Public Limited Company; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; State of Alaska Retirement and Benefits Plans; State of Connecticut Acting T. Its Treasurer; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street Variable Insurance

Series Funds, Inc; Stichting Bedrijfspens Zorgverzekeraars; Stichting Bedrijfstakpensioenfonds Voor de Detailhandel; Stichting Bewaarder Beleggingen Menzis; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Hoogovens; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Medisch Specialisten; Stichting Pensioenfonds Pgb; Stichting Pensioenfonds Van de Abn Amro BK NV; Stichting Pensionenfonds Van de Metalektro (pme); Stichting Philips Pensioenfonds; Stk Long Biased Master Fundo de Investimento em Ações; Stk Long Only FIA; Sun Life Schroder Emerging Markets Fund; Sunamerica Series Trust SA Emerging Markets Equity; Superannuation Funds Management Corporation of S Australia; Teacher Retirement System of Texas; Teachers Retirement System of Georgia; Teachers Retirement System of Oklahoma; Telstra Super Pty Ltd T Telstra S Sheme; Texas Permanent School Fund Corporation; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Bunting Family VI Socially Responsible LLC; the Emerging M.S. of the Dfa I.T.CO.; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T F Mtbj400045832; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as Tos Latin Aemf; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee FO; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. as Trustee of; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Master Trust BK of Jpn, Ltd. as TO BNP Pbe Mother FD; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the Prudential Investment Portfolios, Inc. - Pgim; the Public Instituition for Social Security; the Regents of the University of California; the Tiff Keystone Fund, L.P.; Tiaa- cref Funds - Tiaa-cref Emerging Markets Equity I F; Tiff Multi-asset Fund; Tj-nonqualified, LLC; Tj-qualified, LLC; Tmtbj Trt of Schroder Global Emerging Equity Mother Fund; Total International EX U.S. I Master Port of Master Inv Port; Tucurui Fundo de Investimento em Ações; Tyler Finance LLC; Ubs Fund Mng(switzerland)ag Obo K Inst F-aktien Emg Markets; Unicare Savings Plan; Universal Invest Luxembourg SA ON Behalf of Univest; Utah State Retirement Systems; Utilico Emerging Markets Trust Plc; Vanguard Emerging Markets Select Stock Fund; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Public Limited Company; Vanguard International High Dividend Yield Index F; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investments Funds Icvc-vanguard Global Emerging M F; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Voya Emerging Markets Index Portfolio; Voya Vacs Index Series em Portfolio; Washington State Investment Board; Wisdomtree

Emerging Markets Efficient Core Fund; WM Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; WM Pool - Equities Trust no. 76; WM Pool - Fixed Interest Trust no. 12; Xingo FIA; e Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF

Shareholders Present at the EGM:

ADR

Representative: Bruna Dias (CPF: 466.905.468-61)
Representative of: Citibank N.A.

ALFM

Representative: José Roberto Silveira Queiroz (CPF: 000.002.355-71)
Representative of: Amundi ETF Icav - Amundi Prime All Country World Ucits ETF; Amundi Funds; Amundi Index Solutions; Barthe Holdings LLC; Best Investment Corporation; BNP Paribas Easy Msci Emerging Esg Filtered Min TE; BNP Paribas Funds Brazil Equity; BNP Paribas Funds Latin America Equity; Carmignac Emergents; Carmignac Portfolio - Emergents; Carmignac Portfolio - Emerging Patrimoine; Edr Fund; Fidelity Funds Sicav; FP Carmignac Emerging Markets; Kopernik Global All-cap Equity Fund (A Sub-fund Hereby Repre; Lcl Actions Emergents; Stichting Depositary Apg Eme Multi Client Pool; Tyler Finance LLC; Witan Investment Trust Plc - Gqg; and World Equities

ALFM 2

Representative: José Roberto Silveira Queiroz (CPF: 000.002.355-71)
Representative of: Banclass Fundo de Investimento em Ações; Fundo de Investimento de Ações Dinamica Energia; and Geracao Futuro L.Par Fundo de Investimento em Ações.

BNDES

Representative: Thiago Tadeu Silva da Costa (CPF: 058.845.837-61)
Representative of: Banco Nac de Desn Eco e Social - BNDES; and BNDES Participações S/A Bndespar

BRAM

Representatives: Barbara Orlinda Ferreira Silva (CPF: 004.487.454-09); and Mayara Cristina(CPF:449.769.438-01)
Representative of: Agora Esmeralda Fundo de Investimento Multimercado; Brad Migração Fundo Mútuo de Privatização - FGTS Eletrobras; Bradesco FF Índice Ativo Fundo de Investimento em Ações; Bradesco FI Multimercado Long Short; Bradesco FIA Dividendos; Bradesco FIA Ibovespa Plus; Bradesco FIA IBrX Multipatrocinado; Bradesco FIA Institucional IBrX Ativo; Bradesco FIA Master Dividendos; Bradesco FIA Master

Ibovespa; Bradesco FIA Master IBrX; Bradesco FIA Master Previdência; Bradesco FIA Smart Allocation; Bradesco FIA Sustentabilidade Empresarial; Bradesco FIM Fundacao Amazonas Sustentavel - Fas; Bradesco FIM Long and Short; Bradesco FIM Long Biased; Bradesco Fundo de Investimento em Ações Master Long Biased; Bradesco Fundo de Investimento em Ações Master Long Only; Bradesco Fundo de Investimento em Ações Master Previdência I; Bradesco Fundo de Investimento em Ações Salubre; Bradesco Fundo de Investimento em Ações Zinco; Bradesco Fundo de Investimento Renda Fixa - 1865; Bradesco Fundo Mútuo de Privatização FGTS CL; Bradesco H FI em Ações Ibovespa; Bradesco H FIA Sri; Bradesco MB Fpm EY FC de FI Multimercado Crédito Privado IE; Bradesco Multiportfolio FMP - FGTS CL; Bradesco Private FIA Ibovespa Alavancado; Bradesco Private FIA Ibovespa Ativo; Bradesco Saude S/A; Bradesco Vida e Previdência S/A; Bradseg Participações S.A; Bram FIA Ibovespa Ativo; Bram FIA IBrX Ativo; Bram FIA Institucional; Bram FIA Long Only; Bram FIM Ajax; Bram Fundo de Investimento em Ações; Bram Fundo de Investimento em Ações Ibovespa; Bram Fundo de Investimento em Ações Ibrx-50; Bram Fundo de Investimento em Ações Sustentabilidade Empresa; Bram Fundo de Investimento Multimercado Equity Hedge; Bram H FI em Ações Ibovespa Gestao; Bram H FI em Ações Passivo IBrX; Bram H FIA Dividendos; Bram H FIA Institucional; ETF Bradesco Ibovespa Fundo de Índice; FI em Ações Aruba; FIM Crédito Privado IE - 2431; Fundo de Investimento em Ações Ibovespa 157; and Fundo de Investimento em Ações Master Previdência Esg

Bruno Rosa Rodrigues (CPF: 052.765.737-94)

JGP Gestão de Recursos

Representative: Luis Gustavo Lima Mussili (CPF: 120.970.597-40) **Representative of:** Fcopel Fundo de Investimento em Ações I; FIM Santa Cristina IE Crédito Privado; JGP B Previdência Fife Master FI Multimercado; JGP B Previdência Fife Master Fundo de Investimento em Ações; JGP Brasilprev Fife Esg 100 Previdencirio Fundo de Investime; JGP Brasilprev Fife Multimercado Previdenciario Fundo de Inv; JGP Compounders Master FIA IE; JGP Equity Master FIA; JGP Equity Master FIM; JGP Esg Institucional Master Fundo de Investimento em Ações; JGP Esg Master FIA; JGP Esg Previdenciario Master FIA IS; JGP Esg Previdenciario XP Master FIA; JGP Long Only Institucional FIA; JGP Long Only Master Fundo de Investimento em Ações; JGP Master Previdenciario Fundo de Investimento Multimercado; JGP Multimercado Previdenciario Advisory XP Seguros FI; JGP Multimercado Previdenciario Icatu Fundo de Investimento; JGP Multimercado Previdenciario Itaú Master FI; JGP Previdenciario Itaú Master Fundo de Investimento em Acoe; JGP Previdenciario Red FIM; e Mosteiro Fundo de Investimento em Ações Investimento no Ext

PREVI

Representatives: Marcos Paulo Felix da Silva (CPF: 175.526.448-85); and Mateus Assis Nascimento(CPF:105.904.057-30)

Representative of: BB BR 860 Fundo de Investimento Renda Fixa; BB BR 861 Fundo de Investimento Renda Fixa; Caixa de Previd.dos Func.do Banco do Brasil; Plano de Beneficios 1; Plano de Beneficios 2; and Plano Setorial Previ Familia

Federal Government

Representative: Ivo Timbó (CPF: 619.235.243-72)

Representative of: Ministry of Finance

BVD Direto

XP Investor Ibovespa Ativo Master FIA; Bahia AM Familia Previdência Fundo de Investimento em Ações; BB 3F Fundo de Investimento Multimercado Crédito Privado LP; BB Ações Alocacao FIA; BB Ações Eletrobras Fundo de Investimento; BB Ações Energia FIA; BB Ações Governanca FI; BB Adelino FI Multimercado Crédito Privado LP; BB Afam Capital II FI Multi Crédito Privado Longo Prazo; BB B5c FI Multimercado Cred Privado Longo Prazo; BB Bnc Ações Nossa Caixa Nosso Clube de Investimento; BB BR 909 Fundo de Investimento Renda Fixa; BB BR 910 Fundo de Investimento Renda Fixa; BB Cap Ações Fundo de Investimento; BB Cap Ibovespa Indexado FIA; BB Eco Gold Fundo de Investimento em Ações; BB ETF Ibovespa Fundo de Índice; BB ETF Ndice Diversidade B3 Investimento Sustentvel Fundo de; BB Fundo Mútuo de Privatização - FGTS Eletrobras; BB Fundo Mútuo de Privatização - FGTS Eletrobras - Migração; BB Jaqg Fundo de Investiomento MM Crédito Privado LP; BB Mar Azul Ações Fundo de Investimento; BB Ondina II Ações FI - BDR Nível I; BB Piryus Multimercado Fundo de Investimento em Cotas de Fun; BB Previdência Ações IBrX Fundo de Investimento; BB Terra do Sol Fundo de Investimento MM Crédito Privado; BB Top Ações Dividendos FIA; BB Top Ações Dual Strategy FI; BB Top Ações Ibovespa Ativo FI; BB Top Ações Ibovespa Indexado FI; BB Top Ações Índice de Sust Emp FI em Ações; BB Top Ações Infraestrutura FIA; BB Top Ações Smart Grafico Fundo de Investimento em Ações; BB Top Ações Total Return FI; Bogari Value A Previdenciario FIA Fife; Bogari Value Icatu Prev Fundo de Investimento Multimercado F; Bogari Value Master FIA; Bogari Value Master II Fundo de Investimento de Ações; Bogari Value Master Institucional BR Fundo de Investimento D; Bogari Value P Fife Previdenciario FIA; Bogari Value Q Fundo de Investimento em Ações Previdenciario; Brasil Western Asset FIA; Brasilprev Top A Fundo de Inv de Ações; Brasilprev Top Ações Dividendos FI; Brasilprev Top Multimercado ME Fundo de Investimento CP; Brasilprev Top Return Fundo de Investimento em Ações; Canadian Eagle Portfolio LLC. (rv); Citiprevi Titanium FI em Ações; Clube de Inv dos Emp Cia Siderurgica Tubarao; Constellation 100 Prev FIM Fife; Constellation 70 Previdência Fip Multimercado; Constellation BP 100 Prev FIA Fife; Constellation Bradesco 100 Fife Fundo de Investimento em AC; Constellation

Cambara Fundo de Investimento em Ações; Constellation Compounders Esg Master FIA;Constellation Familia Previdência Fundo de Investimento em A; Constellation Icatu 70 Prev FIM; Constellation Master Fundo de Investimento de Ações; Constellation Qualificado Master Fundo de Investimento de AC; Constellation Sulamerica Prev Fundo de Investimento Multimer; FIA Paraty; FIA Pipa; FP Fof Oceana Selection Fundo de Investimento em Cotas de FU; FP Neo Total Return Fundo de Investimento em Ações; FP XP Total Return Fundo de Investimento em Ações; Fundo de Investimento em Ações Rva Emb III; Gerdau Previdência FIA 07; Gerdau Previdência Fundo de Investimento em Ações 04; Global Macro Strategy Fundo de Investimento Multimercado - C; Iaja Sam Ações Fundo de Investimento; Icatu Seg Apos IBrX Ativo Ações FI; Itaú Navi Long Short Previdência FIM; IU Western Asset Corporate RV 25 FI Multimercado; Leblon Itaú Prev Fife FIA; Metlife Fundo de Investimento em Ações; Multiprev IBrX Ativo FIA; Navi A Previdência Fundo de Investimento em Ações Master; Navi Cruise Master Fundo de Investimento em Ações; Navi Fender Master Fundo de Investimento em Ações; Navi Institucional Master Fundo de Investimento em Ações; Navi Long Biased Master Fundo de Investimento Multimercado; Navi Long Short Master Fundo de Investimento Multimercado; Navi Long Short XP Seguros Previdência FIM; Neo Navitas Itaú Prev Master FIA; Neo Navitas Master FIA; Neo Navitas Prev Master XP Seguros FIA; Nucleos III Occam Fundo de Investimento em Ações; Oceana 03 Master FIM; Oceana Equity Hedge I Master FI Fin de Ações Resp LTDA; Oceana Indian FIA; Oceana Litoral Fundo de Investimento em Ações; Oceana Long Biased Advisory Prev Master Fundo de Investiment; Oceana Long Biased B Previdência Fife FIM; Oceana Long Biased Master FIM; Oceana Long Biased Prev Fundo de Investimento Multimercado; Oceana Long Biased Prev II Fundo de Investimento Multimercad; Oceana Long Biased_master FIA; Oceana Prev Master Fife Fundo de Investimento Mult; Oceana Qp8 Fundo de Investimento em Ações; Oceana Selection e Master Fundo de Investimento em Aes; Oceana Selection Master Fundo de Investimento de Ações; Oceana Selection Prev Master FIA; Oceana Serra da Capivara FIA; Oceana Valor Advisory Prev Fife FIA; Oceana Valor II Master Fundo de Investimento em Ações; Oceana Valor Master FIA; Oceana Valor Prev II Fife Fundo de Investimento em Ações; Olimpio FIA IE; Plano de Aposentadoria do Banco Honda; Plano de Aposentadoria Previhonda; Rodrigo Monte Rocha; Santander Ethical Ações Sustentabilidade FI; Santander FDO de Inv Prev Selecao Top Ações; Santander FDO de Inv.Institucional Ações; Santander FI Ações Prev; Santander FI Ibovespa Passivo Ações; Santander FI IBrX Ações; Santander FI Star Long Short Multimercado; Santander FI Valor Ações; Santander Fundo Mútuo de Privatização - FGTS Carteira Livre; Santander Fundo Mútuo de Privatização - FGTS Eletrobras; Santander Prev Ethical Ações Sustentabilidade FI; Santander Prev Multimercado Selecao Long Biased FI; Santander Selecao Long Biased Multimercado FI; Santander Star Long Short Direcional Multimercado FI; Shelf 539 Fic FIM CP IE; Shelf 619 Fic FIM CP IE; Shelf 824 Fic FIM CP IE; Silvio Tini de Araujo; Spx Apache Master FIA; Spx Falcon Institucional Master FI

Multimercado; Spx Falcon Master FIA; Spx Hornet Equity Hedge Master FIM; Spx Lancer Plus Previdenciario FIM; Spx Lancer Previdenciario FIM; Spx Long Bias Previdenciario Master Fundo de Investimento MU; Spx Nimitz Master FIM; Spx Patriot Master FIA; Spx Raptor Master FI Ext MM CP; Tijuca Fundo de Investimento em Ações; Trend ETF Ibovespa Fundo de Índice; Trend Ibovespa FIA; Trend Ibovespa Master Prev Fundo de Investimento em Ações; Trend Momentum Brasil FIA; Western Asset Dividend Yield FIA; Western Asset Ibovespa Ativo FIA; Western Asset Long & Short FIM; Western Asset Prev IBrX Alpha Master Ações Fundo de Investim; Western Asset Prev IBrX Ativo Ações FI; Western Asset Sustentabilidade Empresarial FIA; Western Asset Valuation FIA; XP Dividendos Fundo de Investimento de Ações; XP Familia Previdência Fundo de Investimento em Ações; XP Flechas FIA; XP Investor 30 Master Fundo de Investimento de Ações; XP Investor Equity Hedge Master FIM; XP Investor Fundo de Investimento de Ações; XP Investor Long Biased FIM; XP Long Biased Advisory XP Seguros P Master FIM IQ; XP Long Term Equity Master Fundo de Investimento em Ações; and XP Macro Plus Fundo de Investimento Multimercado

BVD Escriturador

3G Radar Master FIA; AB Fcp II - Emerging Markets Value Portfolio; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast Prudential Growth Allocation Por; Aegon Custody BV; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Alliance Trust Plc; American Heart Association, Inc.; Aqr Ucits Funds; Arga Emerging Markets EX China Fund, A Series of A; Argucia Endowment Fundo de Inv Multimercado; Argucia Income Fundo de Investimento em Ações; Arizona Psprs Trust; Ataulfo LLC; Auscoal Superannuation Pty Ltd as Trustee for M S F; Australiansuper Pty Ltd as Trustee for Australiasuper; Avadis Fund - Aktien Emerging Markets Index; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Aware Super Pty Ltd; Axa Investment Managers Schweiz AG ON Behalf of AX; Barclays Multi-manager Fund Public Limited Company; Baylor College of Medicine; Bbh Gqg Partners Emerging Markets Equity Master FU; Bimcor Global Equity Pooled Fund; BK of Ber (gue) Lmt as TR Scho Int DV Mkt FD; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Msci Acwi EX Usa Diversified Factor Mix Fund; Blk Magi Fund; Bmo Msci Emerging Markets Index ETF; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; Bpi Brasil, Fundo de Investimento Aberto Flexivel; Bridgewater Active Sustainable Equities, LP; Bridgewater Implementation Fund Iv, LLC; Bridgewater Pure Alpha Euro Fund, Ltd.; Bridgewater Pure Alpha Sterling Fund, Ltd.; Bridgewater Pure Alpha Trading Company Ii, Ltd.; Bridgewater Pure Alpha Trading Company Ltd.; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Retirement Fund; BW Dmo Fund, Ltd.; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System;

Cambria Global Value ETF; Canada Pension Plan Investment Board; Caresuper; Cathay United Bank, IN Its Capacity as Master Coeib Fund; Ccl Q Emerging Markets Equity Fund; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Ltd A T Vang Fds S - Vanguard Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; College Retirement Equities Fund; Colonial First State Investment Fund 50; Colonial First State Wholesale Indexed Global Shar; Commingled Pension Trust Fund (emerging Markets Equity Index; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Global Share Fund 16; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e.e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Custody Bank of Japan, Ltd. Stb Brazil Stock M. F.; Desjardins RI Emerging Markets - Low Co2 Index ETF; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Invest I Brazilian Equities; Deutsche X- trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Duke Power CO Employee Retirement Plan; Dws Advisors Emerging Markets Equities-passive; Dws Emerging Markets Equity Fund as Series of Deutsche Dws; Dws Invest (ie) Icav; Dws Invest Esg Global Emerging Markets Equities; Dws Invest Latin American Equities; Dws Latin America Equity Fund; em Brazil Trading LLC; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Completion Fund, L.P.; Emerging Markets Equity Fund; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Employees Ret System of the State of Hawaii; Employees Retirement System of Georgia; EQ/Emerging Markets Equity Plus Portfolio; Eurizon Capital S.A.; Ewp PA Fund, Ltd.; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Florida Retirement System Trust Fund; Ford Motor Company of Canada, L Pension Trust; FP Russel Inv Icvc - FP Russel Inv Int Growth Assets Fund; Franklin Libertyqt Emerging Markets Index ETF; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Franklin Templeton Investment Funds; Franklin Templeton Sinoam Global Infrastructure Fund; Future Fund Board of Guardians; Gam Investment Management (switzerland) AG F Z I I-z A e M P; General Pension and Social Security Authority; George Lucas Family Foundation; Global All Cap Alpha Tilts Fund; Global X Renewable Energy Producers Ucits ETF; Global X Yieldco Renewable Energy Income ETF; Goldman Sachs ETF Icav Acting Solely

ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Bloomberg; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Government Employees Superannuation Board; Government of Singapore; Gqg Partners Emerging Market Equity Fund - Gqg Global Ucits; Gqg Partners Emerging Markets Equity Fund; Gqg Partners Emerging Markets Equity Fund (australia); Gqg Partners Emerging Markets Equity Fund-gqg Partners S LLC; Guidemark Emerging Markets Fund; H.e.S.T. Australia Limited; Hand Composite Employee Benefit Trust; HC Capital Trust the Emerging Markets Portfolio; Ibm 401 (k) Plus Plan; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; Infrad Master Fundo de Investimento em Ações; International Equities Passive B Unit Trust; International Expatriate Benefit Master Trust; International Monetary Fund; Interventure Equity Investments Limited; Invesco Investment Management Ltd, Acting as Manag; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Markets III Plc - Invesco Ftse Rafi All-world 3000 U; Invesco Msci Emerging Markets Esg Universal Screen; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Utilities ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares Latin America 40 ETF; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; Jnl Emerging Markets Index Fund; Jnl/Gqg Emerging Markets Equity Fund; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; Jpmorgan Betabuilders Emerging Markets Equity ETF; Jpmorgan Diversified Return Emerging Markets Equity ETF; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Funds Latin America Equity Fund; Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Investin Pro, Velliv Emerging MA; Kapitalforeningen Ld, Smart Beta-mandat; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Kayne Anderson Renewable Infrastructure Fund; Kayne Anderson Renewable Infrastructure Partners,; Kolumban II - Aktien Welt; Kopernik Global All Cap Fund; Kopernik Global All-cap Master Fund, LP; Kopernik Global Collective Investment Trust; Kopernik Global Unconstrained Master Fund, LP; Kopernik International Fund; Lazard Emerging Markets Core Equity Portfolio; Lazard Emerging Markets Core Equity Trust; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master FIA; Leblon Ações II Master FIA; Leblon Equities Institucional I Fundo de Investimento de Aco; Leblon Icatu Previdência FIM; Leblon Prev FIM Fife; Legal & General Collective Investment Trust; Legal & General Future World Esg Emerging Markets; Legal & General Global Emerging Markets Index Fund; Legal & General Global Equity Index Fund; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legal General Ccf; Legal General Scientific Beta Emerging Markets Fund, LLC; Legal General U. ETF P. Limited Company; Legg Mason Global Funds Plc; LF Wales PP Emerging Markets Equity Fund; LF Wales PP Global

Opportunities Equity Fund; Lgiasuper Trustee; Lockheed Martin Corp Defined Contribution Plans Master Trust; Lockheed Martin Corp Master Retirement Trust; Los Angeles County Employees Ret Association; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Global Environmental Equity Master Fund; Mackenzie Greenchip Global Environmental All Cap F; Mackenzie Greenchip Global Environmental Equity FU; Mackenzie Greenchip Global Environmental Fund; Mackenzie Greenchip Global Equity Pool; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Maliko Investments LLC; Managed Pension Funds Limited; Manuka Investments LLC; Mbb Public Markets I LLC; Mcic Vermont (A Reciprocal Risk Retention Group); Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Metis Equity Trust; Mfs Development Funds, LLC; Ministry of Economy and Finance; Mobius Life Limited; Momentum Global Funds; Montlake Ucits Platform Icav - Kayne Anderson Rene; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Nat West BK Plc as TR of ST James PL GL Emer Mkts Unit Fund; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Employment Savings Trust; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York State Teachers Retirement System; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets EX Chin; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi- qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Nuclear Liabilities Fund Limited; Nuveen/Sei Trust Company Investment Trust; Oaktree (lux.) Funds - Oaktree Emerging Markets Equity Fund; Oaktree Emerging Markets Equity Fund; Oaktree Emerging Markets Equity Holdings,l.P; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Ontario Teachers Pension Plan Board; Pacific Gas A EL Comp NU F Q Cpuc Dec Master Trust; Pacific Select Fund - PD Emerging Markets Portfolio; People S Bank of China; Pfa Pension Forsikringsaktieselskab; Pfm Multi-manager Series Trust - Pfm Multi-manager; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet CH Institucional-emerging Markets Tracker; Pool Reinsurance Company Limited; Prime Super; Providence Health and Services and Swedish Health S M R T; Providence Health Services Cash Balance Retirement PL Trus; Providence ST. Joseph Health Long Term Portfolio; Prudential Assurance Company Singapore (pte) Ltd; Prudential Investment Portfolios 2 - Pgim Qma e. M. e. Fund; Prudential Retirem Insurance and Annuity Comp; Prudential Trust Company; Prudential World Fund Inc. - Pgim Qma I. e. Fund; Pub Institutional Fund Umbrella-pub Equities Emer Markets 1; Pub Institutional Fund Umbrella-pub Equities Emer Markets 2; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Employees' Long-term Care Fund; Public Sector Pension Investment Board; Qsuper; Rare Infrastructure Value Fund - Hedged; Rare Infrastructure Value Fund - Unhedged; Raytheon Technologies C. M. R. Trust; Regime de Retraite DU Personnel Des Cpe ET Des Garder Pcdq; Reliance Trust Institutional Retirement Trust Series Twelve; Retail Employees S Pty. Limited; Robeco Capital Growth Funds; Robusta Emerging Markets Equity Fund; Russel Emerging Markets Equity Pool;

Russell Global Opportunities Fund; Russell Institutional Funds, LLC - Rem Equity Plus Fund; Russell Institutional Funds, LLC - Russell Multi-asset Core; Russell Investment Company Emerging Markets Fund; Russell Investment Company Multi-asset Growth Strategy Fund; Russell Investment Company Public Limited Company; Russell Investment Company Russell Multi-strategy Income F; Russell Investment Company Russell Tax-managed International; Russell Investment Company V Public Limited Company; Russell Investment Management Ltd as Trustee of the Russell; Russell Investment Management Ltd.as T of the R M-a F e Fund; Russell Investments Global Shares Index Fund; Russell Investments Sustainable Global Shares EX F; Russell Investments Yield Opportunities Pool; Russell Tax Effective Global Shares Fund; Russell TR Company Commingled e. B. F. T. R. L. D. I. S.; Rutgers, the State University; Ryo Long Biased Master Fundo de Investimento Multimercado; Ryo Selection Institucional Master FIA; Ryo Selection Master Fundo de Investimento em Ações; Sanford C.Bernstein Fund, Inc.; Santander Sicav; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schroder Emerging Market Equity Fund; Schroder Emerging Markets Fund (canada); Schroder Global Emerging Markets Fund; Schroder Global Emerging Markets Fund (australia); Schroder Intl Selection Fd-emerging Mkts; Schroder Latin American Emerging Markets Fund; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scotia Emerging Markets Equity Index Tracker ETF; Scottish Widows Investment Solutions Funds Icvc-Fundamental; Scottish Widows Limited; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Sei Inst Int Trust em Mkts Equity Fund; Sparta Fundo de Investimento em Ações - BDR Nível I; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Employee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; Ssga Spdr Etfs Europe II Public Limited Company; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; State of Alaska Retirement and Benefits Plans; State of Connecticut Acting T. Its Treasurer; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; Stichting Bedrijfspens Zorgverzekeraars; Stichting Bedrijfstakpensioenfonds Voor de Detailhandel; Stichting Bewaarder Beleggingen Menzis; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Hoogovens; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Medisch Specialisten; Stichting Pensioenfonds Pgb; Stichting Pensioenfonds Van de Abn Amro BK NV; Stichting Pensionenfonds Van de Metalektro (pme); Stichting Philips Pensioenfonds; Stk Long Biased Master Fundo de Investimento em Ações; Stk Long Only FIA; Sun Life Schroder Emerging Markets Fund; Sunamerica Series Trust SA Emerging Markets Equity; Superannuation Funds Management Corporation of S Australia; Teacher Retirement System of Texas; Teachers Retirement System of Georgia; Teachers Retirement System of Oklahoma; Telstra Super Pty

Ltd T Telstra S Sheme; Texas Permanent School Fund Corporation; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Bunting Family VI Socially Responsible LLC; the Emerging M.S. of the Dfa I.T.CO.; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trust Bank of Jap Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Japan, Ltd. as T F Mtbj400045832; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee FO; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. as Trustee of; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Master Trust BK of Jpn, Ltd. as TO BNP Pbe Mother FD; the Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the Prudential Investment Portfolios, Inc. - Pgim; the Regents of the University of California; the Tiff Keystone Fund, L.P.; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; Tiff Multi- asset Fund; Tj-nonqualified, LLC; Tj-qualified, LLC; Tmtbj Trt of Schroder Global Emerging Equity Mother Fund; Total International EX U.S. I Master Port of Master Inv Port; Tucurui Fundo de Investimento em Ações; Ubs Fund Mng(switzerland)ag Obo K Inst F-aktien Emg Markets; Unicare Savings Plan; Universal Invest Luxembourg SA ON Behalf of Univest; Utah State Retirement Systems; Vanguard Emerging Markets Select Stock Fund; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Public Limited Company; Vanguard International High Dividend Yield Index F; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investments Funds Icvc- vanguard Global Emerging M F; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Voya Emerging Markets Index Portfolio; Voya Vacs Index Series em Portfolio; Washington State Investment Board; Wisdomtree Emerging Markets Efficient Core Fund; WM Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; WM Pool - Equities Trust no. 76; WM Pool - Fixed Interest Trust no. 12; Xingo FIA; Xtrackers; Xtrackers (ie) Public Limited Company; and Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF

We hereby certify that this document constitutes a faithful copy of the original meeting minutes drawn up in the Company's records.

Rio de Janeiro, April 26, 2024.

DANIEL ALVES FERREIRA	BRUNO RIEGER SALZANO
Chair	Secretary

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

NIRE 33300346767

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING, HELD ON APRIL 26, 2024

ANNEX I – FINAL SUMMARY VOTING MAP

The quantities of votes presented herein comply with the voting limitation rules provided for in articles 6 to 8 of the Company's Articles of Incorporation.

(Remainder of page intentionally left blank)

CENTRAIS ELETRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26
OGM of 04.26.2024
FINAL VOTING MAP

Ordinary General Meeting of 04/26/2024

Agenda	Description of the deliberation	Quantity of shares			
	Management Report and the Complete Annual Financial Statements	**For**	**Against**	**Abstain and Blanks**	**Deliberation**
1	To take the accounts of the management, examine, discuss and vote on the Management Report and the Complete Annual Financial Statements of the Company for the fiscal year ending December 31, 2023.	778,882,196	49,090	121,825,666	Approved by the majority
	Allocation of net income and the distribution of dividends	**For**	**Against**	**Abstain and Blanks**	**Deliberation**
2	To approve the proposal of the Companys management for the allocation of net income for the fiscal year ending December 31, 2023, and the distribution of dividends.	692,312,445	154,251,888	54,192,619	Approved by the majority
	Compensation of the management	**For**	**Against**	**Abstain and Blanks**	**Deliberation**
3	To set the maximum annual compensation of the management, the external members of the advisory committees to the Board of Directors and the members of the Fiscal Council (if installed) for the 2024 fiscal year.	633,992,199	216,103,732	50,661,021	Approved by the majority
	Establishment of a Fiscal Council	**For**	**Against**	**Abstain and Blanks**	**Deliberation**
4	Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council).	827,244,727	1,557,893	71,954,332	Approved by the majority
	Establishment of a Fiscal Council - Preferred Shares	**For**	**Against**	**Abstain and Blanks**	**Deliberation**
4	Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council).	171,438,808	535,953	5,792,295	Approved by the majority

	Nomination of candidates to the fiscal council	For	Against	Abstain and Blanks	Deliberation
5.1	Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election) Mr. José Raimundo dos Santos (Effective) / Mr. Paulo Roberto Bellentani Brandão (Alternate)	626,900,274	778,149	273,078,529	Elected

	Nomination of candidates to the fiscal council	For	Against	Abstain and Blanks	Deliberation
5.2	Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election) Mr. Carlos Eduardo Teixeira Taveiros (Effective) / Ms. Rochana Grossi Freire (Alternate)	626,892,419	780,559	273,083,974	Elected

	Nomination of candidates to the fiscal council	For	Against	Abstain and Blanks	Deliberation
5.3	Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election) Mr. Ricardo Bertucci (effective) / Mr. Moacir Gibur (alternate)	625,656,758	778,583	274,321,611	Elected

	Nomination of candidates to the fiscal council	For	Against	Abstain and Blanks	Deliberation
5.4	Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election) Mr. Marcos Barbosa Pinto (Effective) / Mr. Rafael Rezende Brigolini (Alternate)	188,083,652	-	712,673,300	Not elected

	Nomination of candidates to the fiscal council	For	Against	Abstain and Blanks	Deliberation
5.5	Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election) Mr. Reginaldo Ferreira (effective) / Mr. Vanderley Dominguez (alternate)	4,607,142	-	896,149,810	Not elected

	Nomination of candidates to the fiscal council - Preferred shares	For	Against	Abstain and Blanks	Deliberation
6	Nomination of candidates to the fiscal council by shareholders with non-voting preferred shares or restricted voting rights. Mr. Gisomar Francisco de Bittencourt Marinho (Effective) / Mr. Paulo Roberto Franceschi (Alternate)	133,434,549	11,921	44,320,586	Elected

	Establish the number of effective members of the Fiscal Council (3)	For	Against	Abstain and Blanks	Deliberation
7	If installed, establish the number of effective members of the Fiscal Council and their respective alternates. The Company clarifies that the Fiscal Council, if installed, will be composed of 3 (three) to 5 (five) members and their respective alternates. It will be up to the shareholder to set the number of vacancies, opting for 3 (three), 4 (four) or 5 (five). If the shareholder approves more than one option for the number of vacancies, as it is characterized as an incompatible vote, the Company will consider that the shareholder has abstained in relation to the issue. If installed, the Fiscal Council must be composed of: 3 (three) members and their respective alternates.	31,314,945	40,657,779	828,784,228	Rejected

	Establish the number of effective members of the Fiscal Council (4)	For	Against	Abstain and Blanks	Deliberation
8	If installed, establish the number of effective members of the Fiscal Council and their respective alternates. The Company clarifies that the Fiscal Council, if installed, will be composed of 3 (three) to 5 (five) members and their respective alternates. It will be up to the shareholder to set the number of vacancies, opting for 3 (three), 4 (four) or 5 (five). If the shareholder approves more than one option for the number of vacancies, as it is characterized as an incompatible vote, the Company will consider that the shareholder has abstained in relation to the issue. If installed, the Fiscal Council must be composed of: 4 (four) members and their respective alternates.	510,062,367	20,167,711	370,526,874	Approved

	Establish the number of effective members of the Fiscal Council (5)	For	Against	Abstain and Blanks	Deliberation
9	If installed, establish the number of effective members of the Fiscal Council and their respective alternates. The Company clarifies that the Fiscal Council, if installed, will be composed of 3 (three) to 5 (five) members and their respective alternates. It will be up to the shareholder to set the number of vacancies, opting for 3 (three), 4 (four) or 5 (five). If the shareholder approves more than one option for the number of vacancies, as it is characterized as an incompatible vote, the Company will consider that the shareholder has abstained in relation to the issue. If installed, the Fiscal Council must be composed of: 5 (five) members and their respective alternates.	272,337,860	30,225,337	598,193,755	Rejected

CENTRAIS ELETRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26
EGM of 04.26.2024
FINAL VOTING MAP

Extraordinary General Meeting of 04/26/2024

Agenda	Description of the deliberation	Quantity of shares			
	Stock Option Plan	**For**	**Against**	**Abstain and Blanks**	**Deliberation**
1	To approve the proposed amendment to the Stock Option Plan approved at the Companys Extraordinary General Meeting of December 22, 2022.	638,950,457	215,824,635	55,197,681	Approved by the majority
	Restricted Share Plan	**For**	**Against**	**Abstain and Blanks**	**Deliberation**
2	To approve the proposed amendment to the Restricted Share Plan approved at the Companys Extraordinary General Meeting of December 22, 2022.	542,344,484	308,283,865	59,344,424	Approved by the majority
	Elect the member of the Board of Directors	**For**	**Against**	**Abstain and Blanks**	**Deliberation**
3	Pursuant to artide 53 of the Companys Bylaws and as approved by the shareholders at the Companys Extraordinary General Meeting held on April 17, 2023, to elect the member of the Board of Directors who will replace Mr. Carlos Eduardo Rodrigues Pereira, whose term of office ends at the 2024 Ordinary and Extraordinary General Meeting, and the new member elected to the position in question will remain in the position until the ordinary general meeting to be held in 2025. Candidate: Ms. Ana Silvia Corso Matte (Appointment of the Company's Management)	676,774,960	2,814,115	230,383,698	Approved by the majority

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

NIRE 33300346767

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING, HELD ON APRIL 26, 2024

ANNEX II

(Remainder of page intentionally left blank)

MINISTRY OF FINANCE
Executive Secretary

ORDER

Case No. 10951.003016/2024-64

Interested party: Centrais Elétricas Brasileiras S.A. – ELETROBRAS

Subject: Annual General Meeting – AGM and Extraordinary General Meeting – EGM

Order: Based on the Opinion of the Attorney General's Office of the National Treasury – PGFN (SEI No. 41526950) and the statement of the National Treasury Office – STN, I authorize the representative of the Federal Government at the Ordinary and Extraordinary General Meetings of Eletrobras, to be held on April 26, 2024, to vote:

I – for the approval of the financial statements and the management report for the financial year 2023;

II – for the rejection of the proposed Allocation of Income for 2023 formulated by the Management of Eletrobras, approving the distribution of the entire Adjusted Net Income (LLA), calculated in accordance with Law No. 6,404/76, as shown in the table below:

	(in thousands of R$)
Net profit for 2023	**4.549.774**
(-) Legal reserve (5%)	-227.489
(=) Adjusted net profit (LLA)	**4.322.285**
(+) Retained earnings	373.273
(-) Mandatory dividend (25% of EPS)	1.080.571
(=) Balance to be allocated	**3.614.987**
(-) Proposed additional dividend	3.614.987

III- for the rejection of the proposal by the company's management regarding the compensation of directors and external members of the advisory committees to the Board of Directors and members of the Fiscal Council (if established) for the 2024 fiscal year;

IV – for the establishment of the Fiscal Council and the election of **MARCOS BARBOSA PINTO (holder)** and **RAFAEL REZENDE BRIGOLINI (alternate)** as representatives of the Federal Government on the collegiate body, subject to approval by the Office of the Chief of Staff of the Presidency of the Republic, under the terms of Decree No. 8,945/2016;

V – for the rejection of the proposal submitted to the EGM to amend the Stock Option-Based Compensation Plan approved at the Company's Extraordinary General Meeting of December 22, 2022;

VI – for the rejection of the proposal submitted to the EGM to amend the Restricted Stock-Based Compensation Plan approved at the Company's Extraordinary General Meeting of December 22, 2022; and

VII – by abstention regarding the election of a member of the Board of Directors who will replace Carlos Eduardo Rodrigues Pereira.

Return the case to the Attorney General's Office of the National Treasury.

Brasília, April 24, 2024.

Electronically signed document

DARIO CARNEVALLI DURIGAN
Executive Secretary of the Ministry of Finance
MF ORDINANCE No. 267, of April 26, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CNPJ: 00.001.180/0001-26

PUBLICLY-HELD COMPANY

NIRE 33300346767

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING, HELD ON APRIL 26, 2024

ANNEX III

(Remainder of page intentionally left blank)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF
CENTRAIS ELÉTRICAS BRASILEIRAS S.A.
CNPJ No. 00.001.180/0001-26
April 26, 2024 at 2:00pm
STATEMENT FROM THE SHAREHOLDERS
CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

Mr. Chairman of the Board,

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI ("PREVI Shareholder" and/or "PREVI"), a private supplementary pension entity, established at Praia de Botafogo nº 501, 3º e 4º andares – Botafogo – Rio de Janeiro (RJ), enrolled with the CNPJ/MF under No. 33.754.482/0001-24, in its own name and as administrator of **BENEFIT PLAN 1, BENEFIT PLAN 2** and co-manager of **PREVI RENDA VARIÁVEL INDEXADO FUNDO DE INVESTIMENTO EM AÇÕES,** as a shareholder of **CENTRAIS ELETRICAS BRASILEIRAS S.A.** ("Company" and/or "Eletrobras"), a publicly-held company, registered with the CNPJ/MF under No. 00.001.180/0001-26, hereby submits to you the following **"Statement"**, in the following terms:

- Regarding the calculation of the Entity's votes within the group of shareholders of the Federal Government, upon application of art. 6, *caput*, of Eletrobras' Articles of Incorporation:

"PREVI registers that the understanding now adopted by the Meeting Board to prevent the calculation of all its votes, proportionalizing them within the group of shareholders of the Federal Government, through the application of art. 6, caput, of the Eletrobras articles of incorporation, has no legal, regulatory or statutory basis.

Such conduct unlawfully reduces the exercise of PREVI's essential right to vote, not allowing it to be exercised in proportion to the capital it has invested, and the Entity reserves the right to adopt the administrative and judicial measures it deems appropriate to defend its interests (of the benefit plans it administers and their respective participants)."

- With respect to the establishment of the Fiscal Council:

"As the Fiscal Council has no provision for permanent operation in the Articles of Incorporation, Previ recommends that the Company consider and accept a proposal so that in the next call for the General Meeting the Articles of Incorporation permanently provide for the operation of the Fiscal Council ("CF"). This institution understands that this body expresses the best practices involving the implementation of ASGI vectors (aspects related to environmental, social, corporate governance and integrity factors) and the guarantee of the right of shareholders to supervise the management of the business through the independent supervisory function of the CF, reinforced by the individual performance of its members.

The existence of an Audit Committee should not be an impediment to the establishment of the Fiscal Council, considering that the functions performed by each of these bodies are complementary and not exclusive. Also, as provided for in art. 163, § 7, of Law no. 6,404/76, the attributions and powers conferred by law to the fiscal council cannot be granted to another body of the company".

Given the circumstances described above, PREVI requests that this Statement be recorded in under specific Meeting Minutes and submitted to the Board and duly attached to the Minutes for this Meeting.

Rio de Janeiro (RJ), April 26, 2024.

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI
through POA Mateus Assis Nascimento